                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF NOVEMBER 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, INTO OR FROM THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA, JAPAN OR IN ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION. THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE NOR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES, IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA OR JAPAN. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT

PRESS RELEASE

TELECOM ITALIA S.P.A.: FINAL TERMS OF THE SUCCESSFUL PLACEMENT OF EUR 1,300 MILLION MANDATORY CONVERTIBLE BONDS DUE NOVEMBER 2016

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Telecom Italia S.p.A. announces the final pricing of the EUR 1,300 million 6.125% Guaranteed Subordinated Mandatory Convertible Bonds due November 2016 convertible into ordinary shares (the “Ordinary Share Bonds”) issued by Telecom Italia Finance S.A. (the “Issuer”), to be guaranteed by Telecom Italia S.p.A. (the “Guarantor”)

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The minimum conversion price of the Ordinary Share Bonds has been set at EUR 0.6801 (equal to the VWAP of the Shares between the open and close of Borsa Italiana on Friday 8 November 2013) and the maximum conversion price has been set at EUR 0.8331 (equal to 122.5% of the minimum conversion price)

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Proceeds of the Bonds to be used for the Issuer’s general corporate purposes

Milan, 8 November 2013

Following the press release issued on 8 November 2013, Telecom Italia S.p.A. announces  the final pricing of the EUR 1,300 million 6.125% Guaranteed Subordinated Mandatory Convertible Bonds due November 2016 convertible into ordinary shares (the “Ordinary Share Bonds”) issued by Telecom Italia Finance S.A. (the “Issuer”), guaranteed by Telecom Italia S.p.A..

The Ordinary Share Bonds will mature in November 2016 (3 years), will be in registered form in the denomination of EUR 100,000 each and will be issued at 100% of the principal amount.

The minimum conversion price of the Ordinary Share Bonds has been set at EUR 0.6801 (equal to the VWAP of the Shares between the open and close of Borsa Italiana on Friday 8 November 2013) and the maximum conversion price has been set at EUR 0.8331 (equal to 122.5% of the minimum conversion price).

Settlement of the Ordinary Share Bonds is expected to occur on 15 November 2013.

An application will be made to admit the Ordinary Share Bonds to trading on an internationally recognized, regularly operating, regulated or non-regulated, stock exchange, as determined by the Issuer, no later than 15 March2014.

The offering is being made to qualified institutional investors only, outside the United States (subject to certain limited exceptions), in offshore transactions to non-U.S. persons (in reliance on Regulation S) and may be subject to restrictions in other jurisdictions.

IMPORTANT NOTICE

This announcement is for information purposes only and is not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the securities of Telecom Italia Finance S.A. (the “Issuer”), the guarantees of Telecom Italia S.p.A. (together with the Issuer, the “Company”), or the ordinary shares or saving shares into which the Bonds are convertible (collectively, the “Securities”) in the United States, Australia, Canada, Japan or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of such jurisdiction.

These materials are not an offer for sale of securities in the United States. None of the Securities have been, or will be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). Consequently, such Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such terms are defined in Regulation S under the Securities Act), absent registration or an exemption from the applicable registration requirements under the Securities Act.  The Company does not intend to register any part of the offerings in the United States or to conduct a public offering of the Securities in the United States.

This announcement is directed only at persons (i) who are outside the United Kingdom or (ii) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) who fall within Article 49(2)(a) to (d) of the Order or (iv) to whom this announcement may otherwise be directed without contravention of section 21 of the Financial Services and Markets Act 2000 (all such persons together being referred to as “Relevant Persons”). This announcement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this announcement relates is available only to Relevant Persons and will be engaged only with Relevant Persons.

In addition, if and to the extent that this announcement is communicated in, or the offered Securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), the Offerings are only addressed to and directed at persons in that member state who are “qualified investors” within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state.

No action has been taken by the Company that would permit an offer of Securities or the possession or distribution of these materials or any other offering or publicity material relating to such Securities in any jurisdiction where action for that purpose is required.

The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions.

Telecom Italia

Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 8th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager